April 15, 2020

Madeline Cammarata
President
Green Stream Holdings Inc.
16620 Marquez Ave
Pacific Palisades, CA 90272

       Re: Green Stream Holdings Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 3
           Filed April 15, 2020
           File No. 024-11086

Dear Ms. Cammarata:

      We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 3 filed April 15, 2020

In the event this Offering Statement is not qualified on or before March 9, 2020, Selling
Shareholder..., page 9

1. We note the disclosure that if the offering was not qualified by March 9, 2020, the selling securityholders would each receive 30,000 shares of Class B preferred and that this may cause a change of control. Please update this risk factor. In this regard, please also update the disclosure regarding the Settlement on pages 26 and 27.
 Madeline Cammarata
FirstName LastNameMadeline Cammarata
Green Stream Holdings Inc.
Comapany NameGreen Stream Holdings Inc.
April 15, 2020
Page 15,
April 2 2020 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction